

January 31, 2014

Via E-mail
Mr. Martin B. Anstice
President and Chief Executive Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

> **Re: Lam Research Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 27, 2013**
> **Form 8-K Dated January 29, 2014**
> **Filed January 29, 2014**
> **File No. 000-12933**

Dear Mr. Anstice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 9A. Controls and Procedures, page 49

– Management's Report on Internal Control Over Financial Reporting, page 50

1.   In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated Internal Control – Integrated Framework. Please revise future filings to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original framework (the "1992 Framework") or the updated framework.

Note 18. Segment, Geographic Information and Major Customers, page 94

2.   We note your disclosure here that you have one reportable business segment that results from the aggregation of multiple operating segments. Please provide us with additional information describing the operating segments you have identified. Please also provide us with a detailed quantitative and qualitative analysis supporting your conclusion to aggregate the operating segments into one reportable segment. In order to assist us with our evaluation, please provide us with a summary of the information provided to your chief operating decision maker for purposes of assessing performance and allocating resources. Refer to FASB ASC 280-10-50-11.

3.   We note your disclosure of revenues and long-lived assets by geographic area. FASB ASC 280-10-50-41 requires disclosure of revenues and long-lived assets attributed to your country of domicile. Please revise future filings to clarify what portion of the "North America" amounts presented here are attributable to the United States.

4.   Further to the above, please confirm to us that no individual country within the "Asia Pacific" geographic region represents a material amount of your consolidated revenues.

Form 8-K dated January 29, 2014

5.   We note that you present certain forward-looking non-GAAP financial measures, such as non-GAAP gross margin, non-GAAP operating margin and non-GAAP earnings per share. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G. Please note this comment also applies to your presentation of forward-looking non-GAAP information in your July 9, 2013 investor presentation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief